Exhibit (d)(2)

From:

GOOD FALKIRK (MI) LIMITED (Registration No.: 96379) (Incorporated in Marshall Islands) Sarnia House Le Truchot St Peter Port Guernsey GY1 1 GR Channel Islands	GRINDROD SHIPPING HOLDINGS LTD. (Registration No.: 201731497H) (Incorporated in Singapore) #03-01 Southpoint 200 Cantonment Road Singapore 089763

28 October 2022

To:        Holders (the “FSA Holders”) of outstanding awards which are unvested or vested but remain unsettled granted under the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share Plan

Dear Sir / Madam

AWARD ELECTION OPPORTUNITY

1.	Introduction. On 12 October 2022, Good Falkirk (MI) Limited (the “Offeror”), Taylor Maritime Investments Limited and Grindrod Shipping Holdings Ltd. (the “Company”), announced a voluntary conditional cash offer (the “Offer”) to be made by the Offeror for all the issued ordinary shares in the capital of the Company (the “Shares”) other than Shares held by the Offeror and treasury Shares.

The Offeror has today, despatched to shareholders of the Company, the formal documentation to be issued in respect of the Offer dated 28 October 2022 (the “Offer to Purchase”) containing the terms of the Offer.

2.	Award Election Opportunity. In the Offer to Purchase, it is stated that a proposal (the “Award Election Opportunity”) will be made by the Offeror and the Company to the FSA Holders in relation to their outstanding awards.

As per the records of the Company, you are an FSA Holder, with a total of [●] outstanding Awards. Please read through the terms of the Award Election Opportunity which is enclosed with this letter, as it contains the terms of the Award Election Opportunity which are applicable to you.

3.	Key Terms. Under the Award Election Opportunity, in respect of your outstanding Awards:

(i)	You may consent to the cancellation of all your outstanding Awards by accepting the Award Election Opportunity. In such case, you will be entitled to receive payment of US$21.00 in respect of each Share which would have accrued on your outstanding Awards (each an “FSA Payment”), if the conditions to the Offer are all satisfied or waived by the Expiration Time of the Offer.

(ii)	You may elect to not consent to the cancellation of all your outstanding awards and to not accept the Award Election Opportunity. In such case, you will be entitled to be issued such number of Shares accruing to your outstanding Awards, if the conditions to the Offer are all satisfied or waived by the Expiration Time of the Offer.

(iii)	Subject the conditions to the Offer being satisfied or waived by the Expiration Time of the Offer, you will receive payment of US$5.00 in respect of each Share which would have accrued on your outstanding Awards (each a “Special Dividend Equivalent Payment”), whether you accept or do not accept the Award Election Opportunity.

4.	Accepting FSA Holder. An acceptance form is enclosed at the end of the Award Election Opportunity. If you wish to accept the Award Election Opportunity, please:

(i)	complete and sign the acceptance form; and

(ii)	deliver the same to Good Falkirk (MI) Limited and Grindrod Shipping Holdings Ltd. c/o Grindrod Shipping Holdings Ltd., #03-01 Southpoint, 200 Cantonment Road, Singapore 089763 (Attn: Sharon Ting) so as to arrive not later than 11.59 p.m. (New York time) on the date on which the Expiration Time occurs.

5.	Non-Accepting FSA Holder. If you do not wish to accept the Award Election Opportunity, you need not take any action and can let the Award Election Opportunity lapse.

The Offer will be extended to all new Shares unconditionally issued or to be issued prior to the final closing date of the Offer pursuant to the valid vesting and settlement of any Outstanding Awards pursuant to the 2018 Forfeitable Share Plan. As such, if you do not accept the Award Election Opportunity, you may wish to tender into the Offer at any time prior to the final closing date of the Offer in respect of the new Shares delivered to you.

6.	Settlement. Each FSA Payment and Special Dividend Equivalent Payment will be made by the Company no later than the first payroll date immediately following the Acceptance Time.

7.	Further Information. Any inquiries relating to the Award Election Opportunity should be directed during office hours to:

Sharon Ting
Company Secretary
Grindrod Shipping Holdings Ltd.

Tel: +65 6632 1361

GOOD FALKIRK (MI) LIMITED 28 October 2022	GRINDROD SHIPPING HOLDINGS LTD.